CONSENT OF QUALIFIED PERSON

August 6, 2014

I, Michael F. Waldegger, P. Geo., do hereby consent to the public filing of the report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico” (the “Technical Report”), prepared for Great Panther Silver Limited and dated August 6th, 2014 (effective date April 6th, 2014), and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated July 2, 2014 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Michael F. Waldegger”
Michael F. Waldegger, P. Geo.
MFW Geoscience Inc.